Exhibit (m)(1)(i)

RBC FUNDS TRUST

Distribution Plan Supplement

RBC Mid Cap Value Fund

October __, 2015

WHEREAS, RBC Funds Trust (the “Trust”) is an open-end investment company organized as a Delaware statutory trust and consists of one or more separate investment portfolios, as may be established and designated by the Trustees from time to time;

WHEREAS, a separate series of shares of common stock of the Trust is offered to investors with respect to each investment portfolio; and

WHEREAS, each investment portfolio offers one or more classes of shares;

WHEREAS, the Trust has adopted a Master Distribution Plan (“Plan”) which provides that it shall pertain to such investment portfolios and classes of shares as shall be designated from time to time by the Trustees of the Trust in any Supplement to the Plan; and

WHEREAS, RBC Mid Cap Value Fund (the “Fund”) is a separate investment portfolio of the Trust and offers two classes of shares (“Classes”):

NOW, THEREFORE, the Trustees of the Trust hereby take the following actions, subject to the conditions set forth:

1.          As provided in paragraph 1 of the Plan, the Trust hereby adopts the Plan on behalf of the Fund and its Class A shares, the terms and conditions of such Plan being hereby incorporated herein by reference;

2.          The terms “Fund” or “Funds” and “Class” or “Classes” as used in the Plan shall refer to the Fund and its Classes, respectively; and

3.          As provided in paragraph 2 of the Plan, reimbursements by the Fund shall be subject to an annual limit of 0.50% of the average daily net assets attributable to Class A shares provided that up to 0.25% of such average daily net assets may be designated out of such reimbursements as a “service fee,” as defined in rules and policy statements of the Financial Industry Regulatory Authority.